Reel Products, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
10001 Stripe Clearing	54,167.75
10002 Bill.com Money Out Clearing	2,000.00
10005 Paypal	491.53
10007 Faire.com Clearing	166.08
10012 Tab - Operations bank account - 5777	18,813.83
Total Bank Accounts	**75,639.19**
Accounts Receivable	
11000 Accounts Receivable	1,938,380.09
Total Accounts Receivable	**1,938,380.09**
Other Current Assets	
12000 Inventory Asset	0.00
12002 Inventory	882,069.07
12005 Unallocated freight/duties	537,568.20
12006 Inventory In Transit	743,597.35
12008 Warehouse and Fulfillment	51,840.35
Total 12000 Inventory Asset	**2,215,074.97**
13000 Prepaids	
13003 Prepaid Other	99,660.04
Total 13000 Prepaids	**99,660.04**
13400 Intercompany	
13401 Maverick Intercompany	6,106.20
Total 13400 Intercompany	**6,106.20**
Total Other Current Assets	**2,320,841.21**
Total Current Assets	**4,334,860.49**
Fixed Assets	
14400 Other Fixed Assets	66,073.16
14900 Accumulated Depreciation	-16,016.88
Total Fixed Assets	**50,056.28**
Other Assets	
16100 Intangible Assets	89,863.00
16150 Intangible Amortization	-24,961.90
Total 16100 Intangible Assets	**64,901.10**
19000 Trademark	19,502.00
19100 Accumulated Amortization	-5,249.69
Total 19000 Trademark	**14,252.31**
Total Other Assets	**79,153.41**
TOTAL ASSETS	**$4,464,070.18**
LIABILITIES AND EQUITY	

	Total
Liabilities	
Current Liabilities	
Accounts Payable	
21000 Accounts Payable (A/P)	2,436,384.87
Total Accounts Payable	**2,436,384.87**
Credit Cards	
21200 Brex	11,049.26
Total Credit Cards	**11,049.26**
Other Current Liabilities	
21300 Accrued Expenses	550,426.99
21320 Accrued Trade Spend	1,079.64
Total 21300 Accrued Expenses	**551,506.63**
21600 Sales Tax Payable	74,325.17
21800 Short-term debt	0.00
21850 Tab loan	1,483,673.05
21855 Tab loan Accrued Interest	16,588.49
Total 21850 Tab loan	**1,500,261.54**
Total 21800 Short-term debt	**1,500,261.54**
Total Other Current Liabilities	**2,126,093.34**
Total Current Liabilities	**4,573,527.47**
Long-Term Liabilities	
22200 Convertible Note	
22210 Convertible Notes - Principal	1,548,000.00
22220 Convertible Notes - Interest	196,481.11
Total 22200 Convertible Note	**1,744,481.11**
22250 Term Debt	4,290,000.00
Total Long-Term Liabilities	**6,034,481.11**
Total Liabilities	**10,608,008.58**
Equity	
31000 Common Stock	501,594.00
32000 SAFE or SAFT	3,601,384.56
37000 APIC (Additional Paid-In Capital)	14,404,990.00
38000 Retained Earnings	-21,730,333.20
Net Income	-2,921,573.76
Total Equity	**-6,143,938.40**
TOTAL LIABILITIES AND EQUITY	**$4,464,070.18**

Profit and Loss

	Total
INCOME	
41000 Revenue	
41110 Revenue (website)	10,859,754.66
41200 Revenue (wholesale)	9,447,616.26
Total 41000 Revenue	**20,307,370.92**
45000 Shipping income	7,094.56
46000 Discounts & Allowances	-423,407.54
46500 Wholesale/retail-Trade Spend	-1,536,670.29
47000 Refunds & Returns	-36,155.54
Total Income	**18,318,232.11**
COST OF GOODS SOLD	
51100 Product COGS-DTC	2,145,249.87
51150 Product COGS-Wholesale/Retail	3,404,879.73
51160 COGS-Damaged	5,193.52
56000 Logistics	30,223.70
56100 Freight In	2,914,943.29
56300 Warehouse/pick-pack-ship	1,642,450.41
56400 Wholesale/retail-Shipping COGS	264,540.60
Total 56000 Logistics	**4,852,158.00**
Total Cost of Goods Sold	**10,407,481.12**
GROSS PROFIT	**7,910,750.99**
EXPENSES	
61000 Operations	
61800 Freight Out	3,373,418.27
Total 61000 Operations	**3,373,418.27**
63000 Marketing	
63200 Retail Marketing	
63220 Retail-Agencies	207,425.81
63240 Retail Marketing Program Fees	146,549.04
63250 Slotting	8,769.26
Total 63200 Retail Marketing	**362,744.11**
63400 DTC/Amazon Marketing	
63410 Paid DTC Advertising	95,330.90
63440 Marketplace Advertising	469,932.70
Total 63400 DTC/Amazon Marketing	**565,263.60**
63500 PR & Brand	97,754.76
63510 Marketing Consultants	67,688.00
63520 Agencies	596,512.86
63530 Production (Photo / Video)	45,989.08
63540 Collateral / Marketing Materials	950.00
63550 Promos, Samples, Gifts	1,295.99

	Total

63560 Paid Brand Media	252,293.67
63570 Other Marketing/Brand Data	135,412.17
63580 Influencer	250.00
Total 63500 PR & Brand	**1,198,146.53**
Total 63000 Marketing	**2,126,154.24**
64000 Customer Service	
64400 Customer Service Software	16,960.54
64900 Other Customer Service	3,315.00
Total 64000 Customer Service	**20,275.54**
65000 Product Development/R&D	3,268.00
65300 Product Development/R&D Consultants	2,800.00
65400 Prod Dev / R&D Expense	61,858.75
Total 65000 Product Development/R&D	**67,926.75**
66000 Engineering & Tech	
66400 Website Development	12,000.00
66600 Software (<$2.5K)	384,420.37
Total 66000 Engineering & Tech	**396,420.37**
69000 Payroll	
69110 Wages	1,548,125.14
69120 Bonus	375,504.00
69130 Benefits	193,156.18
69140 Payroll Taxes	100,692.39
69160 Payroll Fees	29,174.12
69180 Workers compensation	4,791.82
Total 69000 Payroll	**2,251,443.65**
70000 General and Administrative	
70100 Management Fees	25,000.00
70200 Travel & Entertainment	4,607.29
70210 Transportation	26,830.58
70220 Meals & Entertainment	17,591.00
70240 Lodging	28,666.40
Total 70200 Travel & Entertainment	**77,695.27**
70300 Professional Fees	2,963.40
70310 Accounting & Tax	112,599.99
70320 Legal	24,461.85
70390 Other Consultants	7,036.67
Total 70300 Professional Fees	**147,061.91**
70400 Occupancy	
70420 Utilities (incl internet & telecom)	465.45
70430 Office Supplies	4,018.98
70490 Misc Admin	162.23
Total 70400 Occupancy	**4,646.66**
70600 Bank & Merchant Fees	
70610 Bank Fees	23,692.68

	Total
70620 Merchant Processing Fees	269,908.60
Total 70600 Bank & Merchant Fees	**293,601.28**
70700 Insurance	28,293.15
70900 Misc G&A	89.70
Total 70000 General and Administrative	**576,387.97**
Total Expenses	**8,812,026.79**
NET OPERATING INCOME	-901,275.80
OTHER INCOME	
81100 Other Income	47.80
81200 Interest Income	5,399.04
Total Other Income	**5,446.84**
OTHER EXPENSES	
85100 Depreciation & Amortization	42,278.86
85200 Interest Expense	1,182,857.53
85300 Taxes & Licenses	60,555.91
85400 Other Miscellaneous Expenses	532,945.72
85500 Prior Year Expense	22,824.31
85600 Donations	184,282.48
Reconciliation Discrepancies	-0.01
Total Other Expenses	**2,025,744.80**
NET OTHER INCOME	-2,020,297.96
NET INCOME	$ -2,921,573.76

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	-2,921,573.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-1,128,206.79
12002 Inventory Asset:Inventory	168,724.50
12005 Inventory Asset:Unallocated freight/duties	-42,975.10
12006 Inventory Asset:Inventory In Transit	-201,897.78
12007 Inventory Asset:Raw Materials	105,000.00
12008 Inventory Asset:Warehouse and Fulfillment	-51,840.35
13003 Prepaids:Prepaid Other	22,361.40
13401 Intercompany:Maverick Intercompany	20,000.00
16520 Loan Receivable:Loan to Director	8,855.84
21000 Accounts Payable (A/P)	-1,426,335.71
21200 Brex	9,938.71
21300 Accrued Expenses	-57,235.57
21320 Accrued Expenses:Accrued Trade Spend	-134,231.85
21400 Deferred Revenue	-39,292.14
21600 Sales Tax Payable	-20,237.86
21850 Short-term debt:Tab loan	1,483,673.05
21855 Short-term debt:Tab loan:Tab loan Accrued Interest	16,588.49
21900 GreenPark Intercompany	-19,654.59
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,286,765.75**
Net cash provided by operating activities	**-4,208,339.51**
INVESTING ACTIVITIES	
14400 Other Fixed Assets	-66,073.16
14900 Accumulated Depreciation	16,016.88
16100 Intangible Assets	-89,863.00
16150 Intangible Assets:Intangible Amortization	24,961.90
19100 Trademark:Accumulated Amortization	1,300.08

	Total
Net cash provided by investing activities	-113,657.30
FINANCING ACTIVITIES	
22210 Convertible Note:Convertible Notes - Principal	-12,497,569.67
22220 Convertible Note:Convertible Notes - Interest	-840,553.99
22250 Term Debt	290,000.00
32000 SAFE or SAFT	1,523,384.56
37000 APIC (Additional Paid-In Capital)	14,404,990.00
Net cash provided by financing activities	2,880,250.90
NET CASH INCREASE FOR PERIOD	-1,441,745.91
Cash at beginning of period	1,517,385.10
CASH AT END OF PERIOD	$75,639.19

Balance Sheet

As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
10012 Tab - Operations bank account - 5777	2,415.33
Total Bank Accounts	**2,415.33**
Accounts Receivable	
11000 Accounts Receivable	3,561,743.68
Total Accounts Receivable	**3,561,743.68**
Other Current Assets	
12000 Inventory Asset	0.00
12002 Inventory	1,756,769.10
12005 Unallocated freight/duties	1,340,092.12
12006 Inventory In Transit	1,117,792.61
12007 Raw Materials	151,982.26
12008 Warehouse and Fulfillment	-314,041.77
Total 12000 Inventory Asset	**4,052,594.32**
13000 Prepaids	
13003 Prepaid Other	101,565.97
13005 Prepaid Expenses	55,274.92
Total 13000 Prepaids	**156,840.89**
13400 Intercompany	
13403 Hold On Intercompany	1,505,283.48
Total 13400 Intercompany	**1,505,283.48**
Total Other Current Assets	**5,714,718.69**
Total Current Assets	**9,278,877.70**
Fixed Assets	
14400 Other Fixed Assets	116,608.91
14900 Accumulated Depreciation	-41,480.62
Total Fixed Assets	**75,128.29**
Other Assets	
16100 Intangible Assets	89,160.59
16150 Intangible Amortization	-54,623.52
Total 16100 Intangible Assets	**34,537.07**
19000 Trademark	19,502.00
19100 Accumulated Amortization	-6,549.77
Total 19000 Trademark	**12,952.23**
Total Other Assets	**47,489.30**
TOTAL ASSETS	**$9,401,495.29**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	

	Total
Accounts Payable	
21000 Accounts Payable (A/P)	4,462,454.29
Total Accounts Payable	**4,462,454.29**
Credit Cards	
21200 Brex	37,856.03
Total Credit Cards	**37,856.03**
Other Current Liabilities	
21300 Accrued Expenses	961,298.81
21320 Accrued Trade Spend	-512,100.83
Total 21300 Accrued Expenses	**449,197.98**
21400 Deferred Revenue	7,185.47
21600 Sales Tax Payable	109,733.06
21800 Short-term debt	0.00
21850 Tab loan	2,721,754.41
21855 Tab loan Accrued Interest	23,264.68
Total 21850 Tab loan	**2,745,019.09**
Total 21800 Short-term debt	**2,745,019.09**
Total Other Current Liabilities	**3,311,135.60**
Total Current Liabilities	**7,811,445.92**
Long-Term Liabilities	
22100 Note Payable	1,051,634.70
22110 Note Payable - Interest	121,307.04
Total 22100 Note Payable	**1,172,941.74**
22200 Convertible Note	
22210 Convertible Notes - Principal	2,733,000.00
22220 Convertible Notes - Interest	581,777.68
Total 22200 Convertible Note	**3,314,777.68**
22250 Term Debt	4,290,000.00
Total Long-Term Liabilities	**8,777,719.42**
Total Liabilities	**16,589,165.34**
Equity	
31000 Common Stock	501,594.00
32000 SAFE or SAFT	3,601,384.56
37000 APIC (Additional Paid-In Capital)	14,404,990.00
38000 Retained Earnings	-24,651,906.96
Net Income	-1,043,731.65
Total Equity	**-7,187,670.05**
TOTAL LIABILITIES AND EQUITY	**$9,401,495.29**

Profit and Loss

	Total
INCOME	
41000 Revenue	
41110 Revenue (website)	9,439,288.15
41200 Revenue (wholesale)	17,982,581.31
Total 41000 Revenue	**27,421,869.46**
45000 Shipping income	3,281.48
46000 Discounts & Allowances	-417,229.47
46500 Wholesale/retail-Trade Spend	-2,548,361.16
47000 Refunds & Returns	-86,601.55
Total Income	**24,372,958.76**
COST OF GOODS SOLD	
51100 Product COGS-DTC	1,897,113.46
51150 Product COGS-Wholesale/Retail	5,920,487.53
51160 COGS-Damaged	3,357.97
56000 Logistics	
56100 Freight In	4,602,797.66
56300 Warehouse/pick-pack-ship	2,294,260.14
56400 Wholesale/retail-Shipping COGS	440,705.67
Total 56000 Logistics	**7,337,763.47**
Inventory Shrinkage	1,663.78
Total Cost of Goods Sold	**15,160,386.21**
GROSS PROFIT	**9,212,572.55**
EXPENSES	
61000 Operations	
61800 Freight Out	3,107,195.09
61900 Other Operations	127.22
Total 61000 Operations	**3,107,322.31**
63000 Marketing	
63200 Retail Marketing	684.00
63220 Retail-Agencies	349,252.77
63240 Retail Marketing Program Fees	210,245.43
63250 Slotting	33,061.07
Total 63200 Retail Marketing	**593,243.27**
63400 DTC/Amazon Marketing	88,252.24
63410 Paid DTC Advertising	120,186.10
63440 Marketplace Advertising	787,838.92
Total 63400 DTC/Amazon Marketing	**996,277.26**
63500 PR & Brand	35,582.44
63510 Marketing Consultants	18,204.53
63520 Agencies	213,804.21
63530 Production (Photo / Video)	32,388.95

	Total
63540 Collateral / Marketing Materials	85.41
63550 Promos, Samples, Gifts	10,537.47
63560 Paid Brand Media	40,319.08
63570 Other Marketing/Brand Data	94,760.93
63580 Influencer	550.00
Total 63500 PR & Brand	**446,233.02**
Total 63000 Marketing	**2,035,753.55**
64000 Customer Service	
64400 Customer Service Software	32,152.72
64900 Other Customer Service	3,120.00
Total 64000 Customer Service	**35,272.72**
65000 Product Development/R&D	
65400 Prod Dev / R&D Expense	64,138.06
Total 65000 Product Development/R&D	**64,138.06**
66000 Engineering & Tech	
66400 Website Development	6,000.00
66600 Software (<$2.5K)	463,155.08
66700 Domain & Hosting	328.79
Total 66000 Engineering & Tech	**469,483.87**
69000 Payroll	
69110 Wages	1,168,174.65
69120 Bonus	288,991.00
69130 Benefits	80,651.70
69140 Payroll Taxes	79,558.32
69160 Payroll Fees	20,799.15
69180 Workers compensation	2,882.76
Total 69000 Payroll	**1,641,057.58**
70000 General and Administrative	
70200 Travel & Entertainment	29,046.44
70210 Transportation	28,083.48
70220 Meals & Entertainment	10,988.78
70240 Lodging	26,744.62
Total 70200 Travel & Entertainment	**94,863.32**
702100 Bad Debt	3,736.04
70300 Professional Fees	28,212.29
70310 Accounting & Tax	148,907.18
70320 Legal	6,214.36
70390 Other Consultants	22,287.18
70391 Recruiting	3,279.95
Total 70300 Professional Fees	**208,900.96**
70400 Occupancy	
70410 Rent	14,204.80
70420 Utilities (incl internet & telecom)	8,207.76
70430 Office Supplies	2,136.87

	Total
70490 Misc Admin	98.13
Total 70400 Occupancy	**24,647.56**
70600 Bank & Merchant Fees	
70610 Bank Fees	53,383.38
70620 Merchant Processing Fees	306,181.46
Total 70600 Bank & Merchant Fees	**359,564.84**
70700 Insurance	38,474.62
70900 Misc G&A	2,893.02
70999 Uncategorized	640.00
Total 70000 General and Administrative	**733,720.36**
Total Expenses	**8,086,748.45**
NET OPERATING INCOME	1,125,824.10
OTHER EXPENSES	
85100 Depreciation & Amortization	56,425.44
85200 Interest Expense	1,260,441.01
85300 Taxes & Licenses	20,540.99
85400 Other Miscellaneous Expenses	507,038.97
85500 Prior Year Expense	264,155.81
85600 Donations	55,445.51
85800 LOOP Expenses	
85801 Preliminary expenses	5,508.02
Total 85800 LOOP Expenses	**5,508.02**
Total Other Expenses	**2,169,555.75**
NET OTHER INCOME	-2,169,555.75
NET INCOME	$ -1,043,731.65

Statement of Cash Flows

January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-2,921,573.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-1,128,206.79
12002 Inventory Asset:Inventory	168,724.50
12005 Inventory Asset:Unallocated freight/duties	-42,975.10
12006 Inventory Asset:Inventory In Transit	-201,897.78
12007 Inventory Asset:Raw Materials	105,000.00
12008 Inventory Asset:Warehouse and Fulfillment	-51,840.35
13003 Prepaids:Prepaid Other	22,361.40
13401 Intercompany:Maverick Intercompany	20,000.00
16520 Loan Receivable:Loan to Director	8,855.84
21000 Accounts Payable (A/P)	-1,426,335.71
21200 Brex	9,938.71
21300 Accrued Expenses	-57,235.57
21320 Accrued Expenses:Accrued Trade Spend	-134,231.85
21400 Deferred Revenue	-39,292.14
21600 Sales Tax Payable	-20,237.86
21850 Short-term debt:Tab loan	1,483,673.05
21855 Short-term debt:Tab loan:Tab loan Accrued Interest	16,588.49
21900 GreenPark Intercompany	-19,654.59
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,286,765.75**
Net cash provided by operating activities	**-4,208,339.51**
INVESTING ACTIVITIES	
14400 Other Fixed Assets	-66,073.16
14900 Accumulated Depreciation	16,016.88
16100 Intangible Assets	-89,863.00
16150 Intangible Assets:Intangible Amortization	24,961.90
19100 Trademark:Accumulated Amortization	1,300.08

	Total
Net cash provided by investing activities	-113,657.30
FINANCING ACTIVITIES	
22210 Convertible Note:Convertible Notes - Principal	-12,497,569.67
22220 Convertible Note:Convertible Notes - Interest	-840,553.99
22250 Term Debt	290,000.00
32000 SAFE or SAFT	1,523,384.56
37000 APIC (Additional Paid-In Capital)	14,404,990.00
Net cash provided by financing activities	2,880,250.90
NET CASH INCREASE FOR PERIOD	-1,441,745.91
Cash at beginning of period	1,517,385.10
CASH AT END OF PERIOD	$75,639.19

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Reel Products, Inc.
Statement of Changes in Equity


Accounts	2025	2024
Opening Balance of Stockholders' Equity	(6,143,938)	(3,222,365)
Net Loss	(1,043,732)	(2,921,574)
Closing Balance of Stockholders' Equity	(7,187,670)	(6,143,938)

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Unaudited


Reel Products, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Reel Products, Inc. (the "Company") is a corporation organized on April 10, 2018 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.